Exhibit 99.3


                      TELE NORTE CELULAR PARTICIPACOES S.A.
              CNPJ No. 02,558,154/0001-29         NIRE 5330000576-1
                           (Publicly Held Corporation)

                MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
                              held on July 22, 2003

On this twenty-second day of the month of July 2003, at fifteen past ten o'clock A.M., at Avenida Presidente Wilson, 231, 28th floor, in the City of Rio de Janeiro - RJ, a Meeting of the members of the Board of Directors of Tele Norte Celular Participacoes S.A. (the "Corporation") was held.

NOTICE OF MEETING: The Meeting was called pursuant to the Internal Regulations of the Board of Directors and the Bylaws of the Corporation.

QUORUM: There were present the following members of the Board of Directors of the Corporation: Messrs. Arthur Joaquim de Carvalho, Veronica Valente Dantas, Marcos Nascimento Ferreira, Maria Amalia Delfim de Melo Coutrim, Jorge da Cunha Fernandes, Jacques de Oliveira Pena, Rodrigo Bhering Andrade, Paulo Conte Vasconcellos and Jorge de Moraes Jardim Filho, alternate for the Director Jose Leitao Viana. Mrs. Susana Hanna Stiphan Jabra was also present.

There were further present, representing the Corporation: Messrs. Antonio Jose Ribeiro dos Santos, President; Joao Cox Neto, Financial Officer; Erik Cordeiro, Marketing Officer; Ricardo Perpetuo, member of the financial staff of the Corporation; and Luis Alberto de Matos Freire de Carvalho, General Counsel.

CHAIR AND SECRETARY: Mr. Arthur Joaquim de Carvalho, Chairman of the Board of Directors, presided, and Ms. Patricia Campos de Castro acted as Secretary of the meeting.

ORDER OF BUSINESS:

Business arising:
-----------------

1. To approve the revised Financial Policy of the Corporation;

2. To authorize the seeking of funding and possibly binding the Corporation as guarantor for Amazonia Celular S.A., a corporation controlled by the Corporation, from among the alternatives to be presented by the Board of Executive Officers;

3. To ratify the appointment of Ernst&Young as independent auditors of the Corporation, and to approve their remuneration for the fiscal year 2003;

4. To appoint members of the Board of Directors of the Corporation because of vacancies in the offices, pursuant to sec. 25, sole paragraph of the Bylaws of the Corporation.

Matters to report:
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                Minutes of the Meeting of the Board of Directors
         of Tele Norte Celular Participacoes S.A. held on July 22, 2003
                                  Page 1 of 5
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1. Migration to PMS;

2. Submission of the results for the 2nd Quarter of 2003.

COMMENTS:

The Chairman of the Board of Directors reported that he had received correspondence dated July 21, 2003 from Opportunity Mem S.A. ("Opportunity Mem") and Newtel Participacoes S.A. ("Newtel"), controlling shareholders of the Corporation, characterizing express voting instructions to the members of the Board of Directors elected by appointment of Newtel, including for the purposes of section 118, paragraphs eight and nine of Law No. 6,404/76. Said correspondence from Opportunity Mem and Newtel would be filed in the registered office of the Corporation as Docs. Nos. 01 and 02.

The Chairman further reported that a request had been received from Fundacao Petrobras de Seguridade Social - PETROS and from TELOS - Fundacao Embratel de Seguridade Social to include the appointment of members to fill the vacancies on the Board of Directors in the order of business at the meeting (Doc. No. 03), which explained the insertion thereof in the order of business as item 4.

As provided under section 25, sole paragraph of the Bylaws of the Corporation, the Directors that were to be appointed at that date would hold office until the next general meeting, and therefore, it was unnecessary to call the meeting immediately for election of members of the Board of Directors, especially in view of the unnecessary cost that would otherwise be incurred by the Corporation, as explained in the correspondence sent by the Chairman of the Board on July 15, 2003 (Doc. No. 04).

The Chairman commented that the minutes of that Meeting of the Board would be prepared in concise form, and that the members of the Board could declare how they would vote in a separate document, which would be part of these minutes and filed in the registered office of the Corporation.

Finally, the Director Jorge da Cunha Fernandes requested that the minutes of meetings of all other bodies of the Corporation, as well as recommendation letters submitted by the independent auditors be systematically provided to the Directors (Doc. No. 05). Said Director distributed to the other members of the Board of Directors copy of the correspondence sent to the President of the Corporation on July 21, 2003, in which he asked for clarification of the payment made to TIW - Telesystem International Wireless Inc. appearing in clause (a) of item 7 of the Explanatory Notes to the ITR (Quarterly Financial Information) for the 1st Quarter of 2003 (Doc. No. 06).

RESOLUTIONS:

In view of the matters to deliberate upon, the Chairman proposed that the matter under item 4 in the Order of Business be subject to deliberation first, so that the Board members appointed could properly accept office and participate in the other deliberations, which proposal was unanimously approved by the Directors present.


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                Minutes of the Meeting of the Board of Directors
         of Tele Norte Celular Participacoes S.A. held on July 22, 2003
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1. Appointment of members of the Board of Directors of the Corporation because of vacancies in the offices, pursuant to sec. 25, sole paragraph of the Bylaws of the Corporation

Because of vacancies in the offices of regular and alternate members of the Board, as created by the resignation of Messrs. Marco Antonio Horta Pereira, Frederico Santana Sampaio, Nelson Sampaio Bastos and Franklin Madruga Luzes, the Directors present resolved by unanimous vote, pursuant to section 150 of Law No. 6,404/76 and section 25, sole paragraph of the Bylaws of the Corporation, that the persons listed below should fill the two vacant offices in the Board:

Wilson Santarosa, a Brazilian citizen, married, accounting technician, bearer of identification card No. 7,949,921 issued by the SSP-SP, registered with CPF/MF under No. 246,512,148-00, residing and domiciled at Rua Barao da Torre, 567, apt. 501 - Ipanema, Rio de Janeiro - RJ, as a regular member; and Susana Hanna Stiphan Jabra, a Brazilian citizen, economist, divorced, bearer of identification card No. 7,366,839-4 issued by the SSP-SP, registered with CPF/MF under No. 037,148,408-18, with address at Rua do Ouvidor No. 98 - 8th floor, Rio de Janeiro - RJ, as the respective alternate member.

Claudia Silva Araujo de Azeredo Santos, a Brazilian citizen, lawyer, legally separated, registered with OAB/RJ under No. 52,199 and with CPF/MF under No. 667,431,767-53, with address at Avenida Epitacio Pessoa No. 4720, apt. 803, as a regular member; and Joaquim Dias de Castro, a Brazilian citizen, economist, single, bearer of identification card No. 60436801-38 issued by IFP/RJ, registered with CPF/MF under No. 909,933,140-15, with address at Rua Sao Clemente No. 10, apt. 903, Rio de Janeiro - RJ, as the respective alternate member.

For the purposes provided under CVM Instruction No.367, of May 29, 2002, the Chairman reported that the resumes of Messrs. Wilson Santarosa, Susana Hanna Stiphan Jabra, Claudia Silva Araujo de Azeredo Santos and Joaquim Dias de Castro, then elected for said offices of members of the Board of Directors of the Corporation, had been received and would be filed in the registered office of the Corporation (Doc. No. 07).

The elected Director, Mrs. Susana Hanna Stiphan Jabra, accepted office, signed the statement referred to under said CVM Instruction, and received voting instructions from Newtel from a Prior Meeting held on July 21, 2003. The Directors then proceeded with the order of business of the meeting.

2.  Approval of the revised Financial Policy of the Corporation

The matter being analysed and discussed, the Directors resolved by unanimous vote that the revised Financial Policy of the Corporation, as proposed by the Board of Executive Officers, should be approved and filed in the registered office of the Corporation (Doc. No. 08).

The Directors requested that a report should from time to time be presented by the Board of Executive Officers to the Board of Directors on the application of the then approved Financial Policy of the Corporation.


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                Minutes of the Meeting of the Board of Directors
         of Tele Norte Celular Participacoes S.A. held on July 22, 2003
                                  Page 3 of 5
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3. Authorization for the seeking of funding and possibly binding the Corporation as guarantor for Amazonia Celular S.A., from among the alternatives to be presented by the Board of Executive Officers

Mr. Joao Cox Neto reported on the need for seeking funding up to a limit of Fifty Million Reals (R$50 million) and possibly binding the Corporation as guarantor for Amazonia Celular S.A., a corporation controlled by the Corporation, and the Directors present resolved by unanimous vote that the seeking of funding for Amazonia Celular S.A. and possibly binding the Corporation as guarantor for such operator should be approved in accordance with the attached proposal from the Board of Executive Officers (Doc. No. 09); it was further resolved that all action necessary to be taken within both companies to obtain such funding should be authorized.

The Directors requested that the cashflow and actions to contain costs in order to minimize the increase of the Corporation's indebtedness should from time to time be reported by the Board of Executive Officers to the Board of Directors.

4 Ratification of the appointment of Ernst&Young as independent auditors of the Corporation, and approval of their remuneration for the fiscal year 2003

By the unanimous vote of its members, the Board of Directors ratified the appointment of Ernst&Young as independent auditors of the Corporation as provided under section 142, clause IX of Law No. 6,404/76 and under the Sarbanes-Oxley Act as well, and resolved that the remuneration for their services as such auditors for the fiscal year 2003 should be in accordance with the attached proposal (Doc. No. 10).

MATTERS TO REPORT:
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1. Migration to PMS

Mr. Antonio Jose Ribeiro dos Santos provided clarifications with respect to the Personal Mobile Service - PMS, Anatel's applicable regulations and the manner in which the Corporation should follow up on such matter.

2. Submission of results for the 2nd Quarter of 2003

Mr. Joao Cox Neto submitted the results of the Corporation for the 2nd Quarter of 2003, and provided clarification with respect to questions raised by the Directors.


There being no other business to be transacted, the meeting was brought to a close and these minutes were prepared, which minutes, having been read and approved, were signed by the Directors and by the Secretary.

Rio de Janeiro, July 22, 2003.

(Illegible signature)                              (Illegible signature)
Arthur Joaquim de Carvalho                         Marcos Nascimento Ferreira
DIRECTOR                                           DIRECTOR


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                Minutes of the Meeting of the Board of Directors
         of Tele Norte Celular Participacoes S.A. held on July 22, 2003
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(Illegible signature)                              /s/ Paulo C. (illegible)
Veronica Valente Dantas                            Paulo Conte Vasconcellos
DIRECTOR                                           DIRECTOR

/s/ Maria Amalia D. de Melo (illegible)            (Illegible signature)
Maria Amalia Delfim de Melo Coutrim                Jorge da Cunha Fernandes
DIRECTOR                                           DIRECTOR


(Illegible signature)                              (Illegible signature)
Rodrigo Bhering Andrade                            Jorge de Moraes Jardim Filho
DIRECTOR                                           DIRECTOR

/s/ Jacque O (illegible)                           /s/ Susana Stiphan Jabra
Jacques de Oliveira Pena                           Susana Hanna Stiphan Jabra
DIRECTOR                                           DIRECTOR

/s/ Patricia C Castro
Patricia Campos de Castro
SECRETARY







              BOARD OF COMMERCE OF THE FEDERAL DISTRICT
      (Seal) REGISTRATION UNDER NO. 20030410312 ON JULY 31, 2003 IS HEREBY CERTIFIED.
              Filing Number:03/041031-2
              Corporation: 53 3 0000576 1                (Illegible signature)
              TELE NORTE CELULAR PARTICIPACOES S.A.   --------------------------
                                                        ANTONIO CELSON G.MENDES
                                                           SECRETARY GENERAL








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                Minutes of the Meeting of the Board of Directors
         of Tele Norte Celular Participacoes S.A. held on July 22, 2003
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